=======================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                ----------------
                               BE AEROSPACE, INC.
                       (Name of Subject Company (Issuer))
                                ----------------
                               BE AEROSPACE, INC.
                  (Name of Filing Person (Issuer and Offeror))
                                ----------------
           Options to purchase common stock, par value $0.01 per share
                         (Title of Class of Securities)
                                ----------------
                                    073302101
        (CUSIP Number of Class of Securities of Underlying Common Stock)
                                ----------------
                            Edmund J. Moriarty, Esq.
                       Vice President, General Counsel and
                                    Secretary
                               BE Aerospace, Inc.
                                 General Counsel
                            1400 Corporate Center Way
                            Wellington, Florida 33414
                                 (561) 791-5000
                              (561) 791-3966 (Fax)
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing person)
                                    Copy to:
                               John J. Cannon III
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                          New York, New York 10022-6069
                                 (212) 848-4000

                            Calculation of Filing Fee

================================================================================
        Transaction valuation*                      Amount of filing fee
--------------------------------------------------------------------------------
         $4,959,898                                     $991.18

================================================================================
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,900,221 shares of common stock of BE Aerospace, Inc. having an aggregate value of $4,959,898 as of June 19, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                  Amount Previously Paid:  N/A              Filing Party:  N/A
                  Form or Registration No.:  N/A            Date Filed:  N/A
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

        ===============================================================

Item 1.  Summary Term Sheet.

          The information set forth under "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

Item 2.  Subject Company Information.

          (a) Name and address.

          The name of the issuer is BE Aerospace, Inc., a Delaware corporation (the "Company"), and the address and the telephone number of its principal executive office are 1400 Corporate Center Way, Wellington, Florida 33414 and
(561) 791-5000.

          (b) Securities.

          This Tender Offer Statement on Schedule TO relates to an offer by the Company, offering each eligible employee and non-employee director the opportunity to exchange (on a grant-by-grant basis) all of his or her eligible stock options for new stock options (the "New Stock Options"). The eligible stock options are each option to purchase shares of the Company's common stock with an exercise price equal to or in excess of $12.00 per share granted under the Company's Amended and Restated 1989 Stock Option Plan (the "1989 Plan"), the 1991 Directors' Stock Option Plan (the "1991 Directors Plan"), the United Kingdom 1992 Employee Share Option Scheme (the "UK Plan"), the 1996 Stock Option Plan (the "1996 Plan"), the 2001 Stock Option Plan (the "2001 Employee Plan") and the 2001 Directors' Stock Option Plan (the "2001 Directors Plan", together with the 1989 Plan, the 1991 Directors Plan, the UK Plan, the 1996 Plan and the 2001 Employee Plan, the "Plans"). The New Stock Options will be granted under the 1996 Plan, 2001 Employee Plan and/or 2001 Directors' Plan upon the terms and subject to the conditions described in the Offer to Exchange, dated June 23, 2003 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), the related cover letter, attached hereto as Exhibit (a)(3), and the Acceptance Letters, attached hereto as Exhibit (a)(4) and Exhibit (a)(5) (collectively, the "Letter" which, together with the Offer to Exchange and the related cover letter, as they may be amended from time to time, constitutes the "Offer").

          Eligible employees are employees of the Company and its subsidiaries who hold eligible stock options and are continuously employed by the Company and its subsidiaries or are on an authorized leave of absence on June 23, 2003 and on the date the Offer expires. Eligible non-employee directors are non-employee directors of the Company who hold eligible stock options and continue to be members of the board of directors of the Company on June 23, 2003 and on the date the Offer expires. Former employees and non-employee directors, retirees and consultants who hold stock options are not eligible to participate in the Offer. The Company will grant one New Stock Option to purchase one share of common stock for every three eligible stock options to purchase one share of common stock tendered in the Offer.

          The information set forth in the Offer to Exchange under "Summary Term Sheet," "Section 1. Eligible Employees, Eligible Non-Employee Directors and Eligible Stock Options; Expiration of the Offer," "Section 5. Acceptance of Eligible Stock Options for Exchange and Issuance of New Stock Options" and "Section 8. Source and Amount of Consideration; Terms of New Stock Options" is incorporated herein by reference.

          (c) Trading market and price.

          The information set forth in the Offer to Exchange under "Section 7. Price Range of Common Stock Underlying the Eligible Stock Options" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

          (a) Name and address.

          The Company is the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under "Schedule A - Information Concerning the Directors and Executive Officers of BE Aerospace" is incorporated herein by reference.

Item 4.  Terms of the Transaction.

          (a) Material terms.

          The information set forth in the Offer to Exchange under "Section 1. Eligible Employees, Eligible Non-Employee Directors and Eligible Stock Options; Expiration of the Offer," "Section 3. Procedures for Accepting the Offer," "Section 4. Withdrawal Rights," "Section 5. Acceptance of Eligible Stock Options for Exchange and Issuance of New Stock Options," "Section 8. Source and Amount of Consideration; Terms of New Stock Options," "Section 11. Accounting Consequences of the Offer," "Section 13. Material Income Tax Consequences" and "Section 14. Extension of Offer; Termination; Amendment" is incorporated herein by reference.

          (b) Purchases.

          The information set forth in the Offer to Exchange under "Section 1. Eligible Employees, Eligible Non-Employee Directors and Eligible Stock Options; Expiration of the Offer" and "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Stock Options and BE Aerospace Common Stock" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

          (e) Agreements involving the subject company's securities.

          The information set forth in the Offer to Exchange under "Section 8. Source and Amount of Consideration; Terms of New Stock Options" and "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Stock Options and BE Aerospace Common Stock" is incorporated herein by reference.

          The Amended and Restated 1989 Stock Option Plan, the 1991 Directors Stock Option Plan, the United Kingdom 1992 Share Option Scheme, the 1996 Stock Option Plan, the 2001 Stock Option Plan and the 2001 Directors' Stock Option Plan and the related forms of stock option agreements attached hereto as Exhibits (d)(1) to (d)(14) contain information regarding the subject securities.

Item 6.  Purposes of the Transaction and Plans or Proposals.

          (a) Purposes.

          The information set forth in the Offer to Exchange under "Section 2. Purpose of the Offer" is incorporated herein by reference.

          (b) Use of securities acquired.

          The information set forth in the Offer to Exchange under "Section 5. Acceptance of Eligible Stock Options for Exchange and Issuance of New Stock Options" and "Section 11. Accounting Consequences of the Offer" is incorporated herein by reference.

          (c) Plans.

          The information set forth in the Offer to Exchange under "Section 2. Purpose of the Offer" is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

          (a) Source of funds.

          The information set forth in the Offer to Exchange under "Section 8. Source and Amount of Consideration; Terms of New Stock Options" and "Section 15. Fees and Expenses" is incorporated herein by reference.

          (b) Conditions.

          Not applicable.

          (c) Borrowed funds.

          Not applicable.

Item 8.  Interest in Securities of the Subject Company.

          (a) Securities ownership.

          The information set forth in the Offer to Exchange under "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Stock Options and BE Aerospace Common Stock" is incorporated herein by reference.

          (b) Securities transactions.

          The information set forth in the Offer to Exchange under "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Stock Options and BE Aerospace Common Stock" is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

          (a) Solicitations or recommendations.

          Not applicable.

Item 10. Financial Statements.

          (a) Financial Information.

          The information set forth in the Offer to Exchange under "Section 9. Information Concerning BE Aerospace," "Section 16. Additional Information," on pages F-1 through F-25 of the Company's Annual Report on Form 10-K for its transition period from February 24, 2002 to December 31, 2002 and pages 3 through 13 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, is incorporated herein by reference. A copy of the financial statements contained in the Annual Report on Form 10-K for the transition period from February 24, 2002 to December 31, 2002 and the quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2003 will be made available by the Company to any potential participants of this Offer upon request. The full text of the Annual Report on Form 10-K and the quarterly report on Form 10-Q as well as the other documents the Company has filed with the Securities and Exchange Commission (the "SEC") prior to, or will file with the SEC subsequent to, the filing of the Tender Offer Statement on Schedule TO can be accessed electronically on the SEC's website http://www.sec.gov or can be obtained by contacting the Company at: BE Aerospace, Inc., Attention: Jeffrey P. Holtzman, Vice President - Finance and Treasurer, Telephone Number: (561) 791-5000, ext.: 1402, Facsimile Number: (561) 791-3966, email:
jeff_holtzman@beaerospace.com.

          (b) Pro forma information.

          Not applicable.

Item 11. Additional Information.

          (a) Agreements, regulatory requirements and legal proceedings.

          The information set forth in the Offer to Exchange under "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Stock Options and BE Aerospace Common Stock" and "Section 12. Legal Matters; Regulatory Approvals" is incorporated herein by reference.

          (b) Other material information.

          Not applicable.

Item 12. Exhibits.

(a)(1)     Offer to Exchange, dated June 23, 2003.

(a)(2) Email to Employees regarding the Stock Option Exchange Program, dated June 23, 2003, attaching the Cover Letter, Offer to Exchange, Summary of Stock Option Position of each participant and Listing of Stock Options that qualify for the exchange of each participant.
(a)(3)     Cover Letter to the Offer to Exchange, dated June 23, 2003.
(a)(4) Form of Acceptance Letter for participants in the United States and the Netherlands.
(a)(5)     Form of Acceptance Letter for UK participants only.
(a)(6) Form of Withdrawal Letter for participants in the United States and the Netherlands.
(a)(7)     Form of Withdrawal Letter for UK participants only.
(a)(8)     Form of Summary of Stock Option Position of each participant.
(a)(9) Form of Listing of Stock Options that qualify for the exchange of each participant.
(a)(10) BE Aerospace's Proxy Statement on Schedule 14A, previously filed with the SEC on April 25, 2003 and incorporated by reference to Exhibit
           99.1 on Schedule TO-C filed by the Company on June 5, 2003.
(a)(11) BE Aerospace's Annual Report on Form 10-K for the transition period from February 24, 2002 to December 31, 2002, previously filed with the SEC on March 26, 2003 and incorporated herein by reference.
(a)(12) BE Aerospace's Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2003, previously filed with the SEC on May 8, 2003 and incorporated herein by reference.
(b)        None.
(d)(1) BE Aerospace Amended and Restated 1989 Stock Option Plan (incorporated by reference to the Registration Statement on Form S-8) (File No. 333-14037), previously filed with the SEC on October 15,
           1996), together with Amendment Number 1 (incorporated by reference to the Registration Statement on Form S-8) (No. 333-89145), previously filed with the SEC on October 15, 1999.
(d)(2) BE Aerospace 1991 Directors' Stock Option Plan (incorporated by reference to the Registration Statement on Form S-8) (File No. 333-48010), previously filed with the SEC on May 26, 1992.
(d)(3) BE Aerospace United Kingdom 1992 Employee Share Option Scheme (incorporated by reference to the Registration Statement on Form S-1, as amended) (File No. 333-54146), previously filed with the SEC on November 3, 1992.
(d)(4) BE Aerospace 1996 Stock Option Plan (incorporated by reference to the Registration Statement on Form S-8) (File No. 333-14037), previously filed with the SEC on October 15, 1996, together with Amendment Number 1 (incorporated by reference to the Registration Statement on Form S-8) (File No. 333-89145), previously filed with the SEC on October 15, 1999 and Amendment Number 2 (incorporated by reference to the Registration Statement on Form S-8) (File No. 333-30578), previously filed with the SEC on February 16, 2000.
(d)(5) BE Aerospace 2001 Stock Option Plan (incorporated by reference to the Registration Statement on Form S-8) (File No. 333-71442), previously filed with the SEC on October 1, 2001.
(d)(6) BE Aerospace 2001 Directors' Plan (incorporated by reference to the Registration Statement on Form S-8) (File No. 333-71442), previously filed with the SEC on October 1, 2001.
(d)(7) Form of Nonqualified Stock Option Agreement pursuant to the Amended and Restated 1989 Stock Option Plan.
(d)(8) Form of Stock Option Agreement pursuant to the 1991 Directors' Stock Option Plan.

(d)(9) Form of Stock Option Agreement pursuant to the United Kingdom 1992 Employee Share Option Scheme.
(d)(10)    Form of Stock Option Agreement pursuant to the 1996 Stock Option
           Plan.
(d)(11) Form of Nonqualified Stock Option Agreement pursuant to the 2001 Stock Option Plan.
(d)(12) Form of Stock Option Agreement pursuant to the 2001 Directors' Stock Option Plan.
(d)(13) Form of Incentive Stock Option Agreement pursuant to the Amended and Restated 1989 Stock Option Plan.
(d)(14) Form of Incentive Stock Option Agreement pursuant to the 2001 Stock Option Plan.
(g)        None.
(h)        None.

Item 13. Information Required by Schedule 13E-3.

          Not applicable.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                      BE AEROSPACE, INC.


                                        /s/ Edmund J. Moriarty
                                      -----------------------------------
                                      Edmund J. Moriarty
                                      Vice President, General Counsel and
                                      Secretary



Date:  June 23, 2003

                                  EXHIBIT INDEX

Exhibit
No.               Description
---               -----------

(a)(1)            Offer to Exchange, dated June 23, 2003.
(a)(2) Email to Employees regarding the Stock Option Exchange Program, dated June 23, 2003, attaching the Cover Letter, Offer to Exchange, Summary of Stock Option Position of each participant and Listing of Stock Options that qualify for the exchange of each participant.
(a)(3)            Cover Letter to the Offer to Exchange, dated June 23, 2003.
(a)(4) Form of Acceptance Letter for participants in the United States and the Netherlands.
(a)(5)            Form of Acceptance Letter for UK participants only.
(a)(6) Form of Withdrawal Letter for participants in the United States and the Netherlands.
(a)(7)            Form of Withdrawal Letter for UK participants only.
(a)(8)            Form of Summary of Stock Option Position of each participant.
(a)(9) Form of Listing of Stock Options that qualify for the exchange of each participant.
(a)(10) BE Aerospace's Proxy Statement on Schedule 14A, previously filed with the SEC on April 25, 2003 and incorporated by reference to Exhibit 99.1 on Schedule TO-C filed by the Company on June 5, 2003.
(a)(11) BE Aerospace's Annual Report on Form 10-K for the transition period from February 24, 2002 to December 31, 2002, previously filed with the SEC on March 26, 2003 and incorporated herein by reference.
(a)(12) BE Aerospace's Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2003, previously filed with the SEC on May 8, 2003 and incorporated herein by reference.
(d)(1) BE Aerospace Amended and Restated 1989 Stock Option Plan (incorporated by reference to the Registration Statement on Form S-8) (File No. 333-14037), previously filed with the SEC on October 15, 1996), together with Amendment Number 1 (incorporated by reference to the Registration Statement on Form S-8) (No. 333-89145), previously filed with the SEC on October 15, 1999.
(d)(2) BE Aerospace 1991 Directors' Stock Option Plan (incorporated by reference to the Registration Statement on Form S-8) (File No. 333-48010), previously field with the SEC on May 26, 1992.
(d)(3) BE Aerospace United Kingdom 1992 Employee Share Option Scheme (incorporated by reference to the Registration Statement on Form S-1, as amended) (File No. 333-54146), previously filed with the SEC on November 3, 1992.
(d)(4) BE Aerospace 1996 Stock Option Plan (incorporated by reference to the Registration Statement on Form S-8) (File No. 333-14037), previously filed with the SEC on October 15, 1996, together with Amendment Number 1 (incorporated by reference to the Registration Statement on Form S-8) (File No. 333-89145), previously filed with the SEC on October 15, 1999 and Amendment Number 2

                  (incorporated by reference to the Registration Statement on Form S-8) (File No. 333-30578), previously filed with the SEC on February 16, 2000.
(d)(5) BE Aerospace 2001 Stock Option Plan (incorporated by reference to the Registration Statement on Form S-8) (File No. 333-71442), previously filed with the SEC on October 1, 2001.
(d)(6) BE Aerospace 2001 Directors' Plan (incorporated by reference to the Registration Statement on Form S-8) (File No. 333-71442), previously filed with the SEC on October 1, 2001.
(d)(7) Form of Nonqualified Stock Option Agreement pursuant to the Amended and Restated 1989 Stock Option Plan.
(d)(8) Form of Stock Option Agreement pursuant to the 1991 Directors' Stock Option Plan.
(d)(9) Form of Stock Option Agreement pursuant to the United Kingdom 1992 Employee Share Option Scheme.
(d)(10)           Form of Stock Option Agreement pursuant to the 1996 Stock
                  Option Plan.
(d)(11) Form of Nonqualified Stock Option Agreement pursuant to the 2001 Stock Option Plan.
(d)(12) Form of Stock Option Agreement pursuant to the 2001 Directors' Stock Option Plan.
(d)(13) Form of Incentive Stock Option Agreement pursuant to the Amended and Restated 1989 Stock Option Plan.
(d)(14) Form of Incentive Stock Option Agreement pursuant to the 2001 Stock Option Plan.




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